UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

_____________________________________

IDEANOMICS, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

98741R108
(CUSIP Number)

January 24, 2023
(Date of Event Which Requires Filing of this Statement)

_____________________________________

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐       Rule 13d-1(b)

☒       Rule 13d-1(c)

☐       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98741R108	13G	Page 2 of 8 Pages

1.	Names of Reporting Persons Carl Berg and Mary Ann Berg Charitable Remainder Trust/IRRV. 12/21/2011
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 359,094(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 359,094(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 359,094(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.05%(2)
12.	Type of Reporting Person (See Instructions) OO

(1) Represents (i) 324,192 shares of Common Stock, $0.01 par value and (ii) 34,902 shares of Common Stock issuable in connection with the exercise and conversion of 1,745 shares of the Series C Convertible Preferred Stock (“Preferred Stock”).

(2) Calculated based on (i) 698,586,342 shares of Common Stock, $0.01 par value outstanding as of February 2, 2023 based on information provided by the Issuer and (ii) 4,928,325 shares of Common Stock issuable in connection with the exercise and conversion of 246,416 shares of Preferred Stock.

CUSIP No. 98741R108	13G	Page 3 of 8 Pages

1.	Names of Reporting Persons Berg & Berg Enterprises, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 49,101,661(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 49,101,661(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,101,661(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.98%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) Represents (i) 44,329,232 shares of Common Stock, $0.01 par value and (ii) 4,772,429 shares of Common Stock issuable in connection with the exercise and conversion of 238,621 shares of Preferred Stock.

(2) Calculated based on (i) 698,586,342 shares of Common Stock, $0.01 par value outstanding as of February 2, 2023 based on information provided by the Issuer and (ii) 4,928,325 shares of Common Stock issuable in connection with the exercise and conversion of 246,416 shares of Preferred Stock.

CUSIP No. 98741R108	13G	Page 4 of 8 Pages

1.	Names of Reporting Persons Clyde J. Berg Charitable Remainder Trust
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,244,860(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,244,860 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,244,860 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.18%(2)
12.	Type of Reporting Person (See Instructions) OO

(1) Represents (i) 1,123,866 shares of Common Stock, $0.01 par value and (ii) 120,994 shares of Common Stock issuable in connection with the exercise and conversion of 6,050 shares of Preferred Stock.

(2) Calculated based on (i) 698,586,342 shares of Common Stock, $0.01 par value outstanding as of February 2, 2023 based on information provided by the Issuer and (ii) 4,928,325 shares of Common Stock issuable in connection with the exercise and conversion of 246,416 shares of Preferred Stock.

CUSIP No. 98741R108	13G	Page 5 of 8 Pages

Item 1(a).	Name of Issuer:

IDEANOMICS, INC. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1441 Broadway, 5th Floor, Suite #5116 New York, New York 10018

Item 2(a).	Names of Persons Filing:

This statement is filed by the entities and persons listed below, each of whom is referred to herein as a “Reporting Person” and together as the “Reporting Persons”:

1. Berg & Berg Enterprises, LLC
2. Carl Berg and Mary Ann Berg Charitable Remainder Trust/IRRV. 12/21/2011
3. Clyde J. Berg Charitable Remainder Trust

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

10050 Bandley Drive Cupertino, CA 94014
Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value

Item 2(e).	CUSIP Number:

98741R108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned:

See response to Item 9 on each cover page.

	(b)	Percent of Class:

See response to Item 11 on each cover page.

	(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

CUSIP No. 98741R108	13G	Page 6 of 8 Pages

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Kara Berg is the managing member of Berg & Berg Enterprises, LLC. Andrew Thliveris is the Trustee of Carl Berg and Mary Ann Berg Charitable Remainder Trust/IRRV. 12/21/2011. Sherri Berg Zorn is the Trustee of Clyde J. Berg Charitable Remainder Trust. Because of family relationships among the Reporting Persons, they are filing as if they constitute a group solely for informational purposes. By signing this statement, each Reporting Person agrees that this Statement is filed on their behalf. The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder.

The filing of this Statement shall not be construed as an admission that the Reporting Persons or any of the aforementioned individuals, is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2023

BERG & BERG ENTERPRISES, LLC

By:	/s/ Kara Berg
Name: Kara Berg
Title: Manager

CARL BERG AND MARY ANN BERG CHARITABLE REMAINDER TRUST/IRRV. 12/21/2011

By:	/s/ Andrew Thliveris
Name: Andrew Thliveris
Title: Trustee

CLYDE J. BERG CHARITABLE REMAINDER TRUST

By:	/s/ Sherri Berg Zorn
Name: Sherri Berg Zorn
Title: Trustee

EXHIBIT LIST

Exhibit A      Joint Filing Agreement, dated as of February 3, 2023.

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.01, of Ideanomics, Inc. (this “Agreement”), is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities below that is named as a reporting person in such filing, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 3, 2023

BERG & BERG ENTERPRISES, LLC

By:	/s/ Kara Berg
Name: Kara Berg
Title: Manager

CARL BERG AND MARY ANN BERG CHARITABLE REMAINDER TRUST/IRRV. 12/21/2011

By:	/s/ Andrew Thliveris
Name: Andrew Thliveris
Title: Trustee

CLYDE J. BERG CHARITABLE REMAINDER TRUST

By:	/s/ Sherri Berg Zorn
Name: Sherri Berg Zorn
Title: Trustee